SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2000
                         -----------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                         Commission File Number 0-25233

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Provident Bank 401(k) Plan

         B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             Provident Bancorp, Inc.
                               400 Rella Boulevard
                           Montebello, New York 10901

                             Gaber, Berard & Donahue
                        CERTIFIED PUBLIC ACCOUNTANTS, LLP
                                  120 ROUTE 59
                             SUFFERN, NEW YORK 10901


DONALEE R. BERARD, C.P.A.                                    Tel. (845) 357-5668
JOHN T. DONAHUE, C.P.A.                                      Fax. (845) 357-5637
DENNIS L. GABER, C.P.A.

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Trustees
Provident Bank 401(k) Plan
Montebello, New York

We have audited the accompanying statement of net assets available for plan benefits of the Provident Bank, 401(k) Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The prior year summarized comparative information has been derived from the Plan's 1999 financial statements and, in our report dated February 10, 2000, we expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Provident Bank, 401(k) Plan as of December 31, 2000 and 1999 and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules for the year ended December 31, 2000 are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Gaber, Berard & Donahue, CPA's, LLP
----------------------------------------
Gaber, Berard & Donahue
Certified Public Accountants, LLP
May 10, 2001


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                           PROVIDENT BANK 401(k) PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 2000 AND 1999


                                                   2000              1999
                                              ---------------   ---------------

Assets

    Deposits with investment fund
    companies                                   $ 5,739,710       $ 5,595,505

    Receivables:
         Employer contributions                      -                 12,268
         Employee contributions                      -                 -
         Participant loans                           76,345            94,271
    Cash                                                108            32,456
                                              ---------------   ---------------

    Total assets                                  5,816,163         5,734,500


Liabilities

    Distributions payable                            -                 39,611
                                              ---------------   ---------------

Net assets available for plan benefits          $ 5,816,163       $ 5,694,889
                                              ===============   ===============

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                          PROVIDENT BANK 401(k) PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999



                                                   2000              1999
                                              -------------     ---------------
Additions:
  Investment income:
    Net appreciation in fair value of
    investments                                 $   177,316       $ 1,258,676
    Interest on participant loans                     7,524             6,905

  Contributions:
    Employer                                        175,681           176,516
    Employee                                        441,831           419,860
                                              --------------    ---------------

      Total additions                               802,352         1,861,957
                                              --------------    ---------------

Deductions:
      Distributions                                 680,823           203,897
      Investment Fees                                   255               680
                                              --------------    ---------------

                 Total deductions                   681,078           204,577
                                              --------------    ---------------

                 Net increase                       121,274         1,657,380


Net assets available for plan benefits:

      Beginning of period                         5,694,889         4,037,509
                                              --------------    ---------------

      End of period                             $ 5,816,163       $ 5,694,889
                                              ==============    ===============

                           PROVIDENT BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999


1.  SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Provident Bank, 401(k) Plan (the "Plan") are prepared on the accrual basis of accounting.

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The investment income, capital gains and losses (realized and unrealized), and any expenses incurred in conjunction with the investments are reflected in the statement of changes in net assets available for Plan benefits as net appreciation in the fair value of investments.

Use of Estimates -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2.  DESCRIPTION OF THE PLAN

The following description of the Provident Bank, 401 (k) Plan has been extracted from the Plan agreement and provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan, which was established by Provident Bank, ("Employer") on August 1, 1991, is a defined contribution plan, which covers all eligible employees who have elected to participate. All employees are eligible to participate in the Plan after completion of six months of service. The Employer shall give each prospective eligible employee written notice of eligibility to participate in the Plan prior to the close of the Plan year in which the employee first becomes eligible.

For each Plan year, the employer shall contribute to the Plan:

     (a) The amount of the total salary reduction of all Participants made pursuant to Section 4.1 (a), which amount shall be deemed an Employee's elective contribution.

     (b) On behalf of each participant who is eligible to share in matching contributions for the Plan year, the Bank may make a discretionary matching contribution to the Plan on behalf of each participant. The amount of matching contribution will be a percentage of the pre-tax contributions to the Plan, up to a maximum of 3%, of the compensation the participant elects to defer for the Plan year. The matching contribution percentage is determined by the Bank, in its sole discretion. The Bank may modify this percentage, as it deems necessary.

                           PROVIDENT BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999


2.   DESCRIPTION OF THE PLAN (Cont'd)


     (c) Each participant may elect to defer from 2% to 10% of his/her compensation which would have been received in the Plan year, but not for deferral election. A deferral election (or modification in an earlier election) may not be made with respect to compensation which is currently available on or before the date the participant executed such election or, if later, the latest of the date the Employer adopts this cash or deferred arrangement, or the date such arrangement first became effective.

The amount by which compensation is reduced shall be that participant's deferred compensation, to be treated as an employee contribution and allocated to that participant's elective account.

For year ending December 31, 2000, the discretionary matching employer contribution was 3%, which consisted of 100% cash.

The total deferral in any taxable year may not exceed a dollar limit, which is set by law. The limit was $10,500 in 2000 and $10,000 in 1999. Annual compensation limit was $170,000 for 2000.

A participant has, at all times, a vested and nonforfeitable right to the entire balance in his/her elective account, and will have a 100% vested interest in the Employer's matching contributions following the completion of four full years of service with the Employer, upon attainment of age 65, or upon death or permanent and total disability.

Participants who have completed less than four years are entitled to a percentage of the Employer's contributions on the basis of full years of service in accordance with the following schedule:

                      Years of                            Vested
                      Services                          Percentage
                      --------                          ----------
                     Less than 2                            0%
                   2 but less than 3                       50%
                   3 but less than 4                       75%
                      4 or more                           100%

                           PROVIDENT BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999


2.   DESCRIPTION OF THE PLAN (Cont'd)


Each participant shall direct the trustee as to the investment of the entire interest in his/her aggregate account. The administrator shall provide pooled and/or mutual funds for such investments and establish procedures to be applied in a uniform nondiscriminatory manner for participants to direct the trustee in writing to invest their aggregate account. The aggregate account of each participant so directed will be considered a directed investment account.

A separate directed investment account shall be established for each participant. The directed investment account shall be charged or credited as appropriate with the net earnings, gains, losses and expenses, as well as any appreciation or reduction in fair value during each Plan year attributable to such account.

In determining the fair value of securities held in the trust fund, which are listed on a registered stock exchange, the administrator shall direct the trustee to value the same at the prices they were last traded on such exchange preceding the close of business on the "valuation date." If such securities were not traded on the "valuation date," or if the exchange on which they are traded was not open for business on the "valuation date," then the securities shall be valued at the prices at which they were last traded prior to the "valuation date." Any unlisted security held in the trust fund shall be valued at its bid price next preceding the close of business on the "valuation date," which bid shall be obtained from a registered broker or an investment banker. In determining the fair value of assets other than securities for which trading or bid prices can be obtained, the trustee may appraise such assets itself, or at its discretion, employ one or more appraisers for that purpose and rely on the values established by such appraiser or appraisers.

Normal retirement date - the first day of the month coinciding with or the next following the participant's normal retirement age (65th birthday). A participant shall become fully vested in his/her account upon attaining his/her normal retirement age.

Early retirement date - this Plan does not provide for a retirement date prior to normal retirement date.

Upon termination of service, at the election of the terminated employee, the administrator will direct the trustee to distribute the vested benefit due. If the vested benefit exceeds $5,000, the participant must submit a written consent before any distribution is made. There is no need for consent for distributions amounting to $5,000 or less.

                           PROVIDENT BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999




3.   TRANSACTIONS WITH RELATED PARTIES

The Plan has a non-interest bearing checking account with the Employer. Accounting fees and other administrative services are paid for by the Employer.


4.   DEPOSITS WITH INVESTMENT COMPANIES

As of December 31, 2000 and 1999, the plan's deposits represent investments in various mutual funds held in an account with USI Consulting Group, the plan's investment advisor.

As of December 31, 2000, investments representing 5% or more of net assets available for benefits were:
                                                  Cost             Market Value
                                                  ----             ------------
        Provident Bank Stock                $ 1,425,156             $2,131,838
        Oppn/Quest Global Value                 293,642                274,518

Contributions for participants are maintained in individual accounts. The accounts are credited for actual earnings on investments and charged for Plan withdrawals. The accounts are also adjusted for any change in fair value in the investments.


5.  INCOME TAX STATUS

The Internal Revenue Service has determined that the Plan qualifies under
Section 401 (a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws.


6.   TERMINATION

The Employer has the right to terminate the Plan at any time. Upon termination, all amounts credited to the participants' accounts become 100% vested. A complete discontinuance of contributions by the Employer will constitute a termination.


7.      INVESTMENT INCOME

Investment Income, exclusive of net appreciation in fair value, for years ending December 31, 2000 and 1999 were $378,098 and $265,379, respectively.

                           PROVIDENT BANK 401(k) PLAN

                            SUPPLEMENTAL INFORMATION

                          YEAR ENDED DECEMBER 31, 2000

                           PROVIDENT BANK 401 (k) PLAN
                     SCHEDULE OF ASSETS HELD FOR INVESTMENT
                          YEAR ENDED DECEMBER 31, 2000

Deposits with investment companies:
                                                               Current
                                            Cost                Value
                                   ------------------- ---------------------

    Pimco Renaissance                $     58,687         $    66,048
    Income Fund of America                110,279             104,759
    Franklin Convertible Securities       105,037             111,584
    Ivy Bond Fund                         157,352             138,068
    Federated Capital Preservation        102,682             102,682
    Washington Mutual                     141,593             131,165
    Capital Income Builder                134,033             130,005
    Oppn/Quest Oppty Value                147,649             138,918
    Franklin Income Fund                  133,964             134,901
    Seligman High-Yeild Bond              139,033             102,632
    EuroPacific Growth                    264,014             262,853
    Oppn/Quest Global Value               293,642             274,518
    Oppn/Quest Value                      260,372             261,436
    Strong Schafer Value Fund             231,061             203,589
    AM Fundamental Investors              273,037             278,899
    N&B Genesis                           170,447             216,324
    Evergreen Fund                        222,246             156,836
    Franklin Small Cap                    164,274             231,806
    Franklin CA Growth                    174,645             239,686
    Templeton Foreign Fund                176,207             191,619
    Morley Stable Value                    91,772              99,087
    Provident Bank Stock                1,425,156           2,131,838
    Forfeiture Fund                        30,363              30,363
    Cash                                       94                  94
                                   ------------------- ---------------------

     Total deposits                     5,007,639           5,739,710
                                   ------------------- ---------------------

Employee 401(k) Holding Account;
       Provident Bank                        108                  108

Receivables:

       Participant Loans                  76,345               76,345
                                   ------------------- ---------------------

         Total receivables                76,345               76,345
                                   ------------------- ---------------------

         Total assets held for
         investment purposes         $ 5,084,092          $ 5,816,163
                                   =================== =====================

                           PROVIDENT BANK 401 (k) PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                               DECEMBER 31, 2000


PLAN TRANSACTIONS IN EXCESS OF 5%
---------------------------------
                                                                  Current
                                    Date           Cost            Value
                                ------------- ---------------  --------------


There were no transactions in        -              -                -
excess of 5% of net assets
available for plan benefits
during 2000.
                                              ---------------  --------------


                                              $     -          $     -
                                              ===============  ==============

                           PROVIDENT BANK 401 (k) PLAN
                              LOANS TO PARTICIPANTS
                                DECEMBER 31, 2000


Provident Bank 401(k) Participant Loan balances as of December 31, 2000 were:

                                                     Principal
                                                      Balance
 Participant                                         12/31/99
--------------                                      ------------

Karen A. Wynne                                       $    979
Gretchen Schrehofer                                       390
Mary Curley                                             1,301
Martine Kernizan                                        1,628
Cari Ann Rush                                           3,092
Eugee Whyte                                             4,550
Miguel A. Roman                                         3,063
Fay Dallas-Browne                                       2,520
Elizabeth Vitacco                                       1,241
Patricia Felipe                                        16,498
Joseph Bandelt, Jr.                                     3,402
Maureen Farley                                          5,444
William Lamadore                                       28,152
Kathleen Campagna                                       1,447
John Carothers                                          2,608

                                                    ------------
             Total                                   $ 76,345
                                                    ============

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                              PROVIDENT BANK 401(k) PLAN




Date:   July 2, 2001                          By:    /s/ Robert J. Sansky
                                                 -------------------------------
                                              Name:  Robert J. Sansky
                                              Title: Executive Vice President
                                                     Director of Human Resources